FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of June 2007

                           Commission File No. 1-08346

                                 TDK CORPORATION
                (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________



                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                    TDK Corporation
                                                       (Registrant)

     June 29, 2007
                                        BY:  /s/ Michinori Katayama
                                             Michinori Katayama
                                             Senior Vice President,
                                             General Manager
                                             Corporate Communications Department
                                             Administration Group




Contacts:
Nobuyuki Koike
TDK Corporation
Corporate Communications Dept.
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp
http://www.tdk.co.jp/tetop01/index.htm


                             FOR IMMEDIATE RELEASE


     Issue of Stock Acquisition Rights as Stock Options for a Stock-Linked
                    Compensation Plan for Corporate Officers


TOKYO JAPAN, June 28, 2007 ----- TDK Corporation's (the "Company") Board of Directors today passed a resolution, as detailed below, regarding the specific terms for the issuance of stock acquisition rights as stock options for a stock-linked compensation plan. The issuance of these stock acquisition rights was approved by the 111th Ordinary Annual General Meeting of Stockholders on June 28, 2007.

1. Reason for issuance of stock acquisition rights with specially favorable terms and conditions to individuals other than stockholders
The stock acquisition rights are structured so that these officers also share the risk of a decrease in the Company's share price with stockholders and not just the benefits of a price increase. The issuance of these rights is thus intended to provide the Company's corporate officers with further incentive for improving the Company's operating results and share price.

2. Matters pertaining to the issuance of stock acquisition rights

1) Name of stock acquisition rights
TDK Corporation 2007 Stock-linked Compensation Stock Acquisition Rights (for Corporate Officers, issued free of charge)

2) Total number of stock acquisition rights
130

3) Class and number of shares to be issued upon the exercise of the stock acquisition rights
The class of share to be issued upon the exercise of stock acquisition rights shall be the Company's common stock, and the number of shares for each stock acquisition right (hereinafter the "number of shares granted") shall be 100.

However, in the event that the Company conducts a stock split, distributes shares free of charge, or consolidates its common stock, the "number of shares granted" shall be adjusted according to the following method of calculation. This adjustment will apply to the "number of shares granted" for those stock acquisition rights that have not already been exercised prior

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to the relevant date. Moreover, fractions of less than one share arising out of the above adjustments shall be discarded.

Post-adjustment "number of shares granted" = Pre-adjustment "number of shares granted" X stock split or stock consolidation ratio

Moreover, in other cases where circumstances arise requiring the "number of shares granted" to be adjusted, the "number of shares granted" shall be adjusted appropriately.

4) Method for calculating the amount to be invested when exercising stock acquisition rights
The amount to be invested when exercising each stock acquisition right shall be the amount to be paid for each share that can be granted due to the exercise of stock acquisition rights, which shall be JPY1, multiplied by the "number of shares granted."

5) Exercise period for stock acquisition rights
The exercise period shall be the period beginning July 8, 2007 and ending July 7, 2027.

6) Other conditions for exercising of stock acquisition rights
 (1) Stock acquisition rights holders, excluding (2) below, shall not be able to exercise stock acquisition rights in the period from July 8, 2007 to July 7, 2010 and to be able to exercise stock acquisition rights on or after July 8, 2010.

 (2) Stock acquisition rights holders shall be permitted to exercise stock acquisition rights until July 7, 2010 in cases specified in a) and b) below, as long as it is within the time frame stipulated.
a) In the event that a stock acquisition rights holder loses his or her position as either director or employee of the Company (including full-time advisors and contract employees, but excluding part-time advisors and part-time contract employees.
* This definition of employee is applicable throughout this resolution.)
                   Three years from the day after losing the position
b) In the event that a proposal for approval of a merger agreement, under which the Company is to be dissolved, or a proposal for approval of a stock exchange agreement or a proposal for share transfer that makes the Company a wholly owned subsidiary, is approved at a meeting of stockholders of the Company.
                   A period of 15 days from the day following the approval date

 (3) On or after July 8, 2010, in the event that a stock acquisition rights holder loses his or her position as either a director or employee of the Company, the individual may exercise his or her rights up to three years from the day after losing the position as long as it is within the exercise period for stock acquisition rights.

 (4) In the event that a stock acquisition rights holder relinquishes his or her stock acquisition rights, such stock acquisition rights cannot be exercised.

7) Items concerning increases in common stock and additional paid-in capital if shares are issued due to the exercise of stock acquisition rights
(1) In the event that shares are issued due to the exercise of stock acquisition rights, common

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stock shall increase by half the limit for increase in common stock calculated in accordance with Article 40-1 of the Japanese generally accepted accounting principles. Any amount less than one yen arising shall be rounded up to the nearest yen.

(2) In the event that shares are issued due to the exercise of stock acquisition rights, additional paid-in capital shall increase by the amount remaining after deducting the increase in the limit for increase in common stock prescribed in
(1).

8) Restrictions on the acquisition of stock acquisition rights due to transfers Regarding the acquisition of stock acquisition rights due to transfers, approval is required by resolution of the Company's Board of Directors.

9) Provisions for the acquisition of stock acquisition rights
No provisions for the acquisition of stock acquisition rights are specified.

10) Amount to be paid for stock acquisition rights
No payment shall be necessary for stock acquisition rights.

11) Allotment date of stock acquisition rights
July 7, 2007

12) Number of stock acquisition rights allotted and number of eligible persons 130 stock acquisition rights will be allotted to 9 Corporate Officers


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